UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                             Commission File Number

                           NOTIFICATION OF LATE FILING

(Check one):
[ ] Form 10-K  [X] Form 11-K  [ ] Form 20-F  [ ] Form 10-Q  [ ] Form N-SAR

For period ended December 31, 2001
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[ ]  Transition Report on Form 10-K
[ ]  Transition Report on Form 10-Q
[ ]  Transition Report on Form 20-F
[ ]  Transition Report on Form N-SAR
[ ]  Transition Report on Form 11-K

For the transition period ended
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       Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

       If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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                                    PART I
                            REGISTRANT INFORMATION

Vivendi Universal
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Full Name of Registrant


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Former Name if Applicable


42, avenue de Friedland
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Address of Principal Executive Office (Street and Number)


75380 Paris Cedex 08, France
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City, State and Zip Code

                                    PART II
                            RULE 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.) [X]

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                   PART III
                                   NARRATIVE

     State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     The registrant's outside accountant is in the process of completing the financial statements and schedules to be prepared in accordance with the financial reporting requirements of ERISA for the following plans: (1) The Seagram 401(K) Plan - Universal Employees, (2) The Seagram 401(K) Plan - Spencer Employees, (3) The Seagram 401(K) Plan - UNI Employees, (4) The Seagram 401(K) Plan, (5) Polygram Holding, Inc. Deferred Savings and Investment Plan for Employees and (6) Retirement Savings and Investment Plan for Union Employees of Joseph E. Seagram & Sons, Inc. and Affiliates, (collectively, the "Plans"). Such financial statements and schedules are required for the filing of Form 11-K's for each plan.

     The predecessor auditor for the Plans was dismissed and replaced with the current auditor in calendar year 2001. The predecessor trustees and the predecessor record keepers for the Plans were dismissed and replaced with the current trustees and the current record keepers in calendar year 2002. Due to the changes in the auditors, trustees and record keepers for each of the Plans, our current auditors, trustees and record keepers have incurred delays in obtaining the data for calendar year 2001 required by our current auditors to complete the financial statements and schedules for the Plans. These delays are beyond the control of the registrant.


                                    PART IV
                               OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification:

         Daniel J. Losito                     (212) 572 - 7000
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               (Name)           (Area Code)        (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] Yes [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ] Yes [X] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


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                                Vivendi Universal
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: July 1, 2002                         By /s/ Robert Greenberg
-------------------------------           -------------------------------
                                             Robert Greenberg
                                             Senior Vice President - Global
                                             Compensation and Benefits,
                                             Vivendi Universal


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                 The Seagram 401(k) Plan - Universal Employees
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                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.



Date: July 1, 2002                         By /s/ Ann M. Giambusso
-------------------------------           -------------------------------
                                             Ann M. Giambusso
                                             Vice President - Human Resources,
                                             Vivendi Universal

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                  The Seagram 401(k) Plan - Spencer Employees
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                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.



Date: July 1, 2002                         By /s/ Ann M. Giambusso
-------------------------------           -------------------------------
                                             Ann M. Giambusso
                                             Vice President - Human Resources,
                                             Vivendi Universal


                               ----------------


                    The Seagram 401(k) Plan - UNI Employees
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                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.



Date: July 1, 2002                         By /s/ Ann M. Giambusso
-------------------------------           -------------------------------
                                             Ann M. Giambusso
                                             Vice President - Human Resources,
                                             Vivendi Universal


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                            The Seagram 401(k) Plan
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                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.



Date: July 1, 2002                         By /s/ Ann M. Giambusso
-------------------------------           -------------------------------
                                             Ann M. Giambusso
                                             Vice President - Human Resources,
                                             Vivendi Universal

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   Polygram Holding Inc. Deferred Savings and Investment Plan for Employees
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                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.



Date: July 1, 2002                         By /s/ Ann M. Giambusso
-------------------------------           -------------------------------
                                             Ann M. Giambusso
                                             Vice President - Human Resources,
                                             Vivendi Universal


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       The Retirement Savings and Investment Plan for Union Employees of
                 Joseph E. Seagram & Sons, Inc. and Affiliates
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                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.



Date: July 1, 2002                         By /s/ Ann M. Giambusso
-------------------------------           -------------------------------
                                             Ann M. Giambusso
                                             Vice President - Human Resources,
                                             Vivendi Universal

                                                       Exhibits to Form 12b-25



McGLADREY & PULLEN, LLP
     Certified Public Accountants



               ACCOUNTANT'S STATEMENT REQUIRED BY RULE 12b-25(c)



We have not yet completed our audit of the Polygram Holdings, Inc. Deferred Savings and Investment Plan for Employees for the year ended
December 31, 2001. As a result, Vivendi Universal, S.A. is unable to file the 11K by the required due date of June 30, 2002.



                                           /s/ McGladrey & Pullen, LLP
                                          ----------------------------
                                            McGladrey & Pullen, LLP



New York, New York
June 27, 2002

McGLADREY & PULLEN, LLP
     Certified Public Accountants



               ACCOUNTANT'S STATEMENT REQUIRED BY RULE 12b-25(c)



We have not yet completed our audit of the Retirement Savings and Investment Plan for Union Employees of Joseph E. Seagram & Sons, Inc. for the year ended December 31, 2001. As a result, Vivendi Universal, S.A. is unable to file the 11K by the required due date of June 30, 2002.



                                           /s/ McGladrey & Pullen, LLP
                                          ----------------------------
                                            McGladrey & Pullen, LLP


New York, New York
June 27, 2002

McGLADREY & PULLEN, LLP
     Certified Public Accountants



               ACCOUNTANT'S STATEMENT REQUIRED BY RULE 12b-25(c)




We have not yet completed our audit of the Seagram 401(k) Plan for the year ended December 31, 2001. As a result, Vivendi Universal, S.A. is unable to file the 11K by the required due date of June 30, 2002.



                                           /s/ McGladrey & Pullen, LLP
                                          ----------------------------
                                            McGladrey & Pullen, LLP



New York, New York
June 27, 2002

McGLADREY & PULLEN, LLP
     Certified Public Accountants



               ACCOUNTANT'S STATEMENT REQUIRED BY RULE 12b-25(c)




We have not yet completed our audit of the Seagram 401(k) Plan - UNI Employees for the year ended December 31, 2001. As a result, Vivendi Universal, S.A. is unable to file the 11K by the required due date of June 30, 2002.



                                           /s/ McGladrey & Pullen, LLP
                                          ----------------------------
                                            McGladrey & Pullen, LLP



New York, New York
June 27, 2002

McGLADREY & PULLEN, LLP
     Certified Public Accountants



               ACCOUNTANT'S STATEMENT REQUIRED BY RULE 12b-25(c)




We have not yet completed our audit of the Seagram 401(k) Plan - Universal Employees for the year ended December 31, 2001. As a result, Vivendi Universal, S.A. is unable to file the 11K by the required due date of June 30, 2002.



                                           /s/ McGladrey & Pullen, LLP
                                          ----------------------------
                                            McGladrey & Pullen, LLP



New York, New York
June 27, 2002

McGLADREY & PULLEN, LLP
     Certified Public Accountants



               ACCOUNTANT'S STATEMENT REQUIRED BY RULE 12b-25(c)




We have not yet completed our audit of the Seagram 401(k) Plan - Spencer Employees for the year ended December 31, 2001. As a result, Vivendi Universal, S.A. is unable to file the 11K by the required due date of June 30, 2002.



                                           /s/ McGladrey & Pullen, LLP
                                          ----------------------------
                                            McGladrey & Pullen, LLP



New York, New York
June 27, 2002